LIMITED LIABILITY COMPANY

August 18, 2025

SENT VIA EDGAR PORTAL

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:NV REIT LLC (“NV”)

Offering Statement on Form 1-A

Post-Qualification Amendment No. 2

Filed July 31, 2025

File No. 024-12089

Dear Sir/Madam:

This is in response to your letter of August 7, 2025. We have copied below the comments from your letter and provided the company’s response below each comment.

Post-Qualification Amendment No. 1

Your Comment #1. – Risk of Investing

Risk from Late Filing of this Amendment, page 11

We note your response to prior comment 2, including your statement that investors might claim that their Class A shares were issued improperly. Please also discuss any applicable consequences that may arise from such claims, such as any risk of potential claims for recission or damages. Further, please revise to remove the mitigating language in the last sentence. In addition, we note that your revised disclosure states that you have issued 5,633 Class A Investor Shares since January 8, 2024 for an aggregate consideration of $563,300. However, as we previously noted in prior comment 1, your disclosure elsewhere, such as your disclosure on page F-15, states that during the year ended December 31, 2024, you sold Class A investor shares for net proceeds of $1,486,957. Please revise to reconcile your disclosures.

Our Response:

The $563,300 number was incorrect. The company has raised $563,300 since January 8, 2025 but has raised $2,138,500 since January 8, 2024. The paragraph has been corrected. We apologize for the error.

Your Comment #2 – Signature, page 68

We acknowledge your revised disclosures in response to prior comment 4, but we note that your revised signature page does not include the signature of your principal financial officer and principal accounting officer. To the extent Heidi Butler is serving in each of these capacities, please clarify, or otherwise provide the signature of the individual serving in these capacities.

Our Response:

Ms. Butler does serve in those roles and those titles have been added to her signature line.

Your Comment #3 – General

We acknowledge your revised disclosures in response to prior comment 1. However, we note that your disclosure in Item 4 of Part I continues to state that you have not received any proceeds pursuant to this offering statement within the prior 12 months. Please revise to reconcile your disclosure, or advise.

Our Response:

The disclosure has been changed.

*****

Please let me know if you have further questions or comments.

Very truly yours,

Lex Nova Law, LLC

Mark Roderick

Markley S. Roderick

MSR/jae

Enclosures

cc:Mr. Jamison Manwaring